MAIL STOP 3561


								Februrary 8, 2006



John Voris
Chief Executive Officer
Healthcare Acquisition Partners Corp.
350 Madison Avenue
New York, NY  10017


RE:	Healthcare Acquisition Partners Corp.
	Registration Statement on Form S-1
	Amendment 2 Filed January 17, 2006
      File No. 333-129035

Dear Mr. Voris:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We note your disclosure that, "Depending on the circumstances of a particular business combination... [you] may provide that [you] will not complete such business combination if public stockholders exercising their conversion rights exceed some other [less than 19.99%] specified percentage." Please provide the Staff with a legal analysis with respect to your ability to structure such a transaction, as it appears that Paragraphs A and B to Article Fifth of your Amended and Restated Articles of Incorporation would require you to provide for 19.99 percent conversion in connection with every business combination structured.

2. Clarify the consideration provided by the members of management for the 1,750,001 shares issued and the consideration to be provided for the 2,416,666 shares reserved as treasury stock. Please explain the statement on page 24 that these shares were received as a condition of their accepting their positions with the company in September and October 2005 when these shares were not issued until December 2005 and this condition was not discussed in prior amendments to the registration statement. We may have further comment.

Risk Factors, page 9

3. Please revise the subheading for risk factor four to clearly state the risk to the company and/or investors.

4. We reissue prior comment seven from our letter dated January 6, 2006. Please discuss in greater detail the intent of management to stay after a business combination and whether this will be part of the negotiation of the business combination agreement with the target company.

Certain Relationships and Related Transactions, page 49

5. We note the removal of the names of the promoters. Please add back the promoters of the company.

Notes to financial statements
Note 5- Subsequent events

6. We note you repurchased your stock from Healthcare Acquisition Partners Holdings, LLC and transferred 1,750,001 of the repurchased shares to your members of your management. Please disclose the business purpose of the transactions. We note that you have recorded the compensation expense based on your repurchase price of $ .006 per share. Considering your current offering price of $ 6 per unit, please tell us the basis for the value you assigned to your stock and your compensation expense at $10,500. Describe how your valuation complies with GAAP. Your discussion should include objective evidence supporting your determination of fair value of shares issued and compensation cost recorded. In addition, please revise to include your accounting policy regarding stock based compensation and discuss the future effect of the transactions on your financial statements.

Exhibits
Amended and restated Articles of Incorporation

7. We note the following language from Article Fifth of your Amended and restated Articles of Incorporation: "Paragraphs A through E set forth below shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any `Business Combination,` and may not be amended prior to the consummation of any Business Combination." Please provide the Staff with a legal analysis as to whether or not an amendment to the provision would be valid under applicable state law.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 551-3399, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357.


      Sincerely,



John Reynolds
Assistant Director

cc: 	Howard A. Kenny (by facsimile)
      	212-309-6001

John Voris
Healthcare Acquisition Partners Corp.
February 8, 2006
Page 1